Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)
Suite 300, 1055 West Hastings Street
Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

March 15, 2006

Item 3

News Release

The new Release dated March 15, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

Buffalo has been granted an option by a private Australian company, Global Discovery Pty. Limited (“Global”), to acquire a 100% interest in the Murphy Ridge Project located in North East Northern Territory, Australia.

Item 5

Full Description of Material Change

For a full description of the material change, please see Schedule "A"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

Dated at Vancouver, BC, this 15th day of March 2006

BUFFALO GOLD LTD.

Per:

Damien Reynolds

______________________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule "A"

BUFFALO ACQUIRES ADDITIONAL URANIUM PROPERTIES

Vancouver, B.C., March 15, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has been granted an option by a private Australian company, Global Discovery Pty. Limited (“Global”), to acquire a 100% interest in the Murphy Ridge Project located in North East Northern Territory, Australia.

The Murphy Ridge Project is within the same tectonic area and along strike from Laramide Resources’ Westmoreland Project in Queensland.  Westmoreland is reported by Laramide to have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was based on work completed prior to the implementation of National Instrument 43-101, however, and is therefore not currently 43-101 compliant.

The Murphy Ridge Project comprises two strategically placed exploration permits totaling ~2300 square km.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposits is the highest grade in the world with Canadian examples that include Cigar Lake and McArthur River.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14% but has a leading position in world mine output with 30% of global supply. (For further information on uranium in Australia, see www.uic.com.au).

Buffalo has signed a binding letter of intent on the Murphy Ridge project and has paid Global the initial $50,000 non-refundable payment that provides for a due diligence period that expires on October 11, 2006.  On completion of the due diligence period Buffalo can exercise its option and acquire 100% of the project by issuing Global 200,000 shares of Buffalo and agreeing to make a further payment of $50,000 on the anniversary date of the option exercise.

Global is a private company with exploration interests in the Northern Territory, Australia.  Dr. Andy Wilde and Mr. Mike Raetz are the principals of Global and will work with Buffalo to capture further uranium project opportunities.

Dr. Wilde started his mineral exploration career working for Uranerz Australia, searching for unconformity-type uranium deposits in the Northern Territory of Australia (Rum Jungle and Westmoreland areas).  He went on to complete a Ph.D. on the world-class unconformity-type uranium-gold deposits of the Alligator Rivers region (Jabiluka, Nabarlek and Koongarra).  Dr. Wilde joined BHP Minerals in 1988, and in 1990 completed a substantial review of global uranium opportunities.  More recently he has been involved in research as part of the co-operative research centre in predictive mineral discovery, which included a study of the substantial uranium deposits of the Mount Isa region, and has consulted to a number of Australian and Canadian companies.

Mr. Raetz is an exploration geologist with a keen interest to adapt new ideas and technology to discovery, previously with BHP Minerals, now at the Australian Crustal Research Centre, Monash University and in private practice.  His experience totals seventeen years exploration project geology, three years mining geology and fifteen years exploration project development, research and consulting.

Uranium prices have improved substantially in the past 24 months; with spot prices rising from below USD$10/lb to current levels almost USD$40/lb.  This trend of rising prices is attributed to strong industry fundamentals with present world mine output a little more than half the level of consumption by utilities that are the consumers of all of global uranium supply.  This positive pricing picture follows a prolonged bear market dating to the early 1980’s.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact: 604.685.5492 or toll free 1.888.685.5492

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE